November 21, 2024

Via EDGAR

Mr. Patrick Fullem/Ms. Erin Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Micropolis Holding Company (the “Company”)
Amendment No. 2 to Registration Statement on Form F-1
Filed September 27, 2024
File No. 333-276231

Dear Mr. Fullem/ Ms. Purnell

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 15, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1. Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Registration Statement on Form F-1 filed September 27, 2024

Use of Proceeds, page 36

1.	We note your revised disclosure that a portion of your net proceeds will be used for repayment of related party loans. Please provide the disclosure required by Item 3.C.4 of Form 20-F.

Response: We respectfully advise the Staff that we have updated page 37 in the Use of Proceeds section to include the disclosure required by Item 3.C.4 of Form 20-F. We have clarified that the use of proceeds will include the loans to be repaid after the IPO and disclosed the amounts.

Our Major Suppliers, page 81

2.	We note that you expect to receive net proceeds of approximately $16,322,899 after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by you. However, it is not clear how this amount was calculated or determined, and it appears that you may have excluded the estimated offering expenses of $950,000 and included the repayment of related party loans in your calculation of net proceeds as defined above. Please revise the amount of your expected net proceeds to reflect amounts as defined in your disclosure in the first sentence at the top of page 36. We remind you that repayment of related party loans is a use of net proceeds. Please also revise your capitalization table to reflect estimated offering expenses in your calculation of net proceeds.

Response: We respectfully advise the Staff that we have updated pages 37 and 39 in accordance with the Staff’s comment.

The net proceeds are based on the following:

IPO Shares	5,000,000
Per share offering price	$4.50
Gross proceeds	22,500,000
Underwriter costs	(1,575,000)
Non-accountable expense allowance of underwriter	(225,000)
Out of pocket underwriter expenses	(200,000)
Estimated Offering Expenses	(1,086,000)
Net cash proceeds	19,414,000

Capitalization, page 38

3.	Please revise the table to incorporate your related party loans as part of your capitalization. Refer to Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Response: We respectfully advise the Staff that we have updated page 39 in accordance with the Staff’s comment.

Related Party Transactions

Loan Arrangement with a Related Party, page 92

4.	We note your revised disclosure that the amounts due to Mr. Egor Romanyuk and Mr. Fareed Aljawhari mature post-IPO. Please revise to clarify the maturity date.

Response: We respectfully advise the Staff that we have updated page 95 in accordance with the Staff’s comment.

Financial Statements

General, page F-1

5.	Please provide updated financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

Response: We respectfully advise the Staff that we have updated the financial statements to include interim financial statements for the six months ended June 30, 2024 as required by Item 8.A.5 of Form 20-F.

26. Events After Reporting Date, page F-33

6.	Please revise your footnote to disclose the date when these financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.

Response: We respectfully advise the Staff that the disclosure of authorization approval was added to note 5(a) on page F-12.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial:	+852.3923.1188
Email:	lvenick@loeb.com

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